SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

Centrais Elétricas Brasileiras S/A ("Company") informs its shareholders and the market in general that received on July 1, 2016, the Official Letter of the Comissão de Valores Mobiliários ("CVM") No. 312/2016-CVM/SEP/GEA-1, requesting clarification regarding acts committed in relation to the prosecution No. 0510926-86.2015.4.02.5101, as transcribed by the end of this Market Announcement.

In response to the referred Official Letter, the Company clarifies as follows:

1. Regarding the criminal prosecution where the defendants are the Eletronuclear former CEO, Othon Luiz Pinheiro da Silva and others, the Company had previously disclosed in its “CVM Reference Form” of the year 2016 that the company joined as assistant prosecutor. Thus, the adopted procedural measures are immediate consequences of this fact already informed and do not constitute new element to be object of Market Announcement.

2. With regard to investigations conducted by the Law firm Hogan Lovells, as stated in the various market announcement already published by the Company, as well as in the explanatories notes of the financial statements for the 1st quarter of 2016 and in the 2016 “CVM Reference Form”, all filed with the Comissão de Valores Mobiliários - CVM, these mentioned investigation are still in progress and there is no new fact to be disclosed.

Rio de Janeiro, July 4, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation Officlal Letter nº 312/2016-CVM/SEP/GEA-1

Subject: Clarification request about Prosecution nº 0510926-86.2015.4.02.5101

Mr. Director,

1.         In a reference to the prosecution mentioned above, which contains the final arguments of the criminal case brought by federal prosecutors against OTHON LUIZ PINHEIRO DA SILVA and others, dated from 06.02.2016.

2.      In this regard, whereas in response to Official Letter No. 153/2015/CVM/SEP/GEA-1, 05.11.2015, the issuer had stated that the facts and decisions that keep connection with investigations relating to the project Nuclear Power Plant Angra 3 have been evaluated and disseminated "step by step with any new elements that have emerged," determined that the CFO of Eletrobras, clarify the reasons understood that these final statements would not be a material fact, as well as comment on other information considered important, especially regarding the disclosure of information on the progress of work made by internal and independent committees of investigation about the subject, especially regarding the possible participation of Valter Luiz Cardeal de Souza, Chief Generation Officer, licensed of the company.

3.      This answer should take place through the Empresa.NET System category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

4.   We warn that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determined the application of fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1 (one) business day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02. “

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.